UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12( g ) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-178624

WHITE FOX VENTURES, INC.
(Exact name of registrant as specified in its charter)
387 Park Avenue South, 5th Floor New York, NY 10016 (Address of Principal Executive Office) (Zip Code)

Common Stock, Par Value $0.001
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X .
Rule 12g-4(a)(2)	.
Rule 12h-3(b)(1)(i)	.
Rule 12h-3(b)(1)(ii)	.
Rule 15d-6	.

Approximate number of holders of record as of the certification or notice date:     282

Pursuant to the requirements of the Securities Exchange Act of 1934, White Fox Ventures, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 26, 2017	By:	/s/ Takehiro Abe
Takehiro Abe
Chief Financial Officer